UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Forbes Energy Services Ltd.
 (Name of Issuer)

Common stock, par value of $0.01 per share
(Title of Class of Securities)

345143200
(CUSIP Number)

Xavier Corzo
Solace Capital Partners, L.P.
11111 Santa Monica Blvd., Suite 1275
Los Angeles, CA 90025
(310) 919-5401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Brian E. Hamilton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

December 18, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⌧

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345143200	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
Solace Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
947,268[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
947,268[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
947,268[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN, HC

1   Represents 947,268 shares of common stock, $0.01 par value (“Common Stock”) of Forbes Energy Services Ltd., a Delaware corporation (the “Issuer”) owned by Solace Forbes Holdings, LLC (“Solace Forbes”). Solace Capital Special Situations Fund, L.P. (“Special Situations”) is the 100% owner of Solace Forbes. Solace Capital Partners, L.P. (“Solace Capital”) is the investment manager of Special Situations.

2   This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 18, 2019, by and among Superior Energy Services, Inc. (“Superior”), New NAM, Inc., a Delaware corporation and newly formed, wholly owned subsidiary of Superior (“NAM”), Spieth Newco, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Forbes (“Holdco”), Spieth Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Holdco (“NAM Merger Sub”), and Fowler Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Holdco (“Fowler Merger Sub”).

CUSIP No. 345143200	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
Solace General Partner, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
947,268[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
947,268[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
947,268[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

3   Represents 947,268 shares of Common Stock owned by Solace Forbes. Special Situations is the 100% owner of Solace Forbes. Solace General Partner, LLC (“Solace GP”) is the general partner of Special Situations.

CUSIP No. 345143200	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
Solace Capital Special Situations Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
947,268[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
947,268[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
947,268[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

4   Represents 947,268 shares of Common Stock owned by Solace Forbes. Special Situations is the 100% owner of Solace Forbes.

CUSIP No. 345143200	SCHEDULE 13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
Solace Forbes Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
947,268[5]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
947,268[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
947,268[5]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

5   Represents 947,268 shares of Common Stock owned by Solace Forbes.

CUSIP No. 345143200	SCHEDULE 13D	Page 6 of 11 Pages

This Schedule 13D supersedes the Schedule 13G filed on February 14, 2018 (the “13G”) by the Reporting Persons (as defined below). This Schedule 13D is being filed because the Reporting Persons no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock. The principal executive offices of the Issuer are located at 3000 South Business Highway 281, Alice, Texas 78332.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by each of Solace Capital, Solace GP, Special Situations and Solace Forbes (each, a “Reporting Person” and, collectively, the “Reporting Persons”).  Solace Forbes is the record owner of 947,268 shares of Common Stock. Special Situations is the 100% owner of Solace Forbes. Solace Capital is the investment manager of Special Situations. Solace GP is the general partner of Special Situations.

Because of the relationships among the Reporting Persons, they are filing jointly solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder or for any other purpose, and, except as disclosed herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

(b)

The address of the principal business of each of the Reporting Persons is 11111 Santa Monica Blvd., Suite 1275, Los Angeles, CA 90025.

(c)

The principal business of Solace Capital is to act as investment manager of Special Situations.  The principal business of Solace GP is to act as general partner of Special Situations.  The principal business of Special Situations is to wholly-own Solace Forbes and other private investment vehicles.  Solace Forbes is a private investment vehicle that directly holds the Common Stock reported herein.

(d)

During the last five years, none of the Reporting Persons or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Solace Capital and Special Situations are each limited partnerships organized under the laws of Delaware. Solace GP and Solace Forbes are each limited liability companies organized under the laws of Delaware.

CUSIP No. 345143200	SCHEDULE 13D	Page 7 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Between September 2015 and March 2016, the Reporting Persons purchased an aggregate principal amount of $50,521,000 of the Issuer’s 9% senior notes due 2019 (the “Notes”). In connection with the Issuer’s reorganization and emergence from bankruptcy on April 13, 2017, these Notes were exchanged by Issuer for 947,268 shares of Common Stock.  The source of funds for the Notes purchase was the working capital of Special Situations.

Item 4.	Purpose of the Transaction

On December 18, 2019, the Issuer entered into the Merger Agreement. Upon the terms and subject to the conditions set forth in the Merger Agreement, NAM Merger Sub will merge with and into NAM and Forbes Merger Sub will merge with and into Forbes, with each of NAM and Forbes continuing as surviving entities and wholly owned subsidiaries of Holdco (such transactions, the “Merger”).

Simultaneously, and in connection, with the execution of the Merger Agreement, Solace Capital, on behalf of the Reporting Persons, entered into a voting and support agreement with the Issuer, New NAM, Inc. and Superior (the “Voting and Support Agreement”). Subject to the terms and conditions of the Voting and Support Agreement, Solace has agreed to, among other things, vote all of the Common Stock held by it as of the record date for the Issuer’s stockholder meeting in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. In addition, Solace has agreed not to transfer any of its Common Stock or deposit any such Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such Common Stock (except as otherwise provided in the Voting and Support Agreement) until the termination date of the Voting and Support Agreement.

Simultaneously, and in connection, with the execution of the Merger Agreement, Solace entered into an exchange and contribution agreement with the Issuer (the “Exchange and Contribution Agreement”), Holdco, and Ascribe Capital LLC (“Ascribe”).  Subject to the terms and conditions of the Exchange and Contribution Agreement, which include the satisfaction of certain conditions of the Merger Agreement relating to the obtaining of financing, each of Solace and Ascribe has agreed to exchange an amount of the Issuer’s 5.00% Subordinated Convertible PIK Notes due June 30, 2020 under the Indenture by and between Forbes and Wilmington Trust, National Association as Trustee (the “Indenture”) (such notes, the “PIK Notes”) for such number of shares of Common Stock, which will be issued and delivered by the Issuer to each of Solace and Ascribe, that will result in Solace and Ascribe and each of their affiliates holding an aggregate amount of Common Stock representing, after such exchange, 51% of the voting power of the outstanding shares of Common Stock entitled to vote in respect of (i) the adoption of the Merger Agreement and (ii) the approval of an amendment to the certificate of incorporation of the Issuer to increase the authorized shares of Common Stock sufficient to satisfy the obligations of the Issuer under the Indenture upon a conversion of all outstanding PIK Notes in connection with the transactions contemplated by the Merger Agreement and related transaction agreements.

The Reporting Persons disclaim being members of a “group” with Ascribe and its affiliates, for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder or for any other purpose, and each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by Ascribe and its affiliates.

The purpose of the transactions contemplated by the Merger Agreement, Voting and Support Agreement, and Exchange and Contribution Agreement is to combine the business of the Issuer with the U.S. oil services business of Superior. The transactions contemplated by the Merger Agreement, Voting and Support Agreement, and Exchange and Contribution Agreement, will, if consummated in accordance with their terms, result in certain or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) an extraordinary corporate transaction of the Issuer, (ii) the cessation of existing directors of the Issuer as directors of the Issuer and changes in management of the Issuer, (iii) material changes in the capitalization, dividend policy and corporate structure of the Issuer, (iv) the cessation of the Issuer’s status as a publicly listed company, and (v) termination of the Issuer’s Common Stock registration under the Act.

The forgoing descriptions of the Voting and Support Agreement and Exchange and Contribution Agreement do not purport to be complete and are qualified in their entirety by reference to the Voting and Support Agreement and

CUSIP No. 345143200	SCHEDULE 13D	Page 8 of 11 Pages

Exchange and Contribution Agreement, copies of which are filed as Exhibit 7.1 and Exhibit 7.2 hereto and are hereby incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

(a)

The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof is 947,268. These shares of Common Stock are owned directly by Solace Forbes.  There were 5,384,780 shares of Common Stock outstanding as of December 18, 2019, as represented by the Issuer in the Merger Agreement.

(b)

Each of the Reporting Persons beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 947,268 shares of Common Stock, representing 17.6% of the outstanding shares of Common Stock.

(c)

Except as disclosed herein, none of the Reporting Persons have effected any transactions in Common Stock during the past 60 days.

(d):

Not Applicable.

(e):

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

On March 4, 2019, the Issuer issued $51.8 million aggregate original principal amount PIK Notes, and the Issuer and Wilmington Trust, National Association, as Trustee, entered into the Indenture governing the terms of the PIK Notes. The PIK Notes bear interest at a rate of 5.00% per annum. Interest on the PIK Notes is capitalized to principal semi-annually in arrears on July 1 and January 1 of each year, commencing on July 1, 2019. The PIK Notes are the unsecured general subordinated obligations of the Issuer and are subordinated in right of payment to any existing and future secured or unsecured senior debt of the Issuer. As of the date of this Schedule 13D, Solace Forbes is a holder of approximately $20.1 million principal amount of PIK Notes under the Indenture. Prior to the effective time of the Merger (the “Effective Time”), the Issuer will cause the aggregate principal amount of the PIK Notes outstanding at such time that is not held by Solace or Ascribe to convert into shares of Common Stock in accordance with the Indenture. Subject to the terms of the Exchange and Contribution Agreement, Solace will contribute to Holdco all PIK Notes then held by it as of immediately prior to the closing of the Merger in exchange for the number of shares of Holdco common stock provided for in the Exchange and Contribution Agreement (which will result in Solace receiving the same number of shares of Holdco common stock that it would have received had such PIK Notes been converted directly into shares of Common Stock in accordance with the Indenture prior to the Effective Time).

Solace Forbes is a lender under the Loan and Security Agreement, dated as of April 13, 2017, by and among by and among the Issuer, Forbes Energy Services LLC, Forbes Energy International, LLC, TX Energy Services, LLC, C.C.

CUSIP No. 345143200	SCHEDULE 13D	Page 9 of 11 Pages

Forbes, LLC, Cretic Energy Services, LLC, Wilmington Trust, National Association and the lenders from time to time thereto, as amended by Amendment No. 1 to Loan and Security Agreement and Pledge and Security Agreement, dated as of November 16, 2018 and Amendment No. 2 to Loan and Security Agreement, dated as of May 28, 2019 (the “Term Loan Agreement”).  Forbes Energy Services LLC is the borrower (the “Borrower”) under the Term Loan Agreement. The Borrower’s obligations have been guaranteed by the Issuer and certain other indirect subsidiaries of the Issuer. The Term Loan Agreement provides for a term loan of $60.0 million and $50.0 million, excluding accrued PIK interest at December 31, 2018 and 2017, respectively, which was fully funded on April 13, 2017. Subject to certain exceptions and permitted encumbrances, the obligations under the Term Loan Agreement are secured by a first priority security interest in substantially all the assets of the Issuer other than cash collateralizing the Issuer’s credit facility with Regions Bank. The Term Loan Agreement has a stated maturity date of April 13, 2021. As of the date of this Schedule 13D, Solace Forbes is a holder of approximately $14.5 million principal amount under the Term Loan Agreement. Immediately prior to the Effective Time of the Merger, subject to the terms and conditions of the Exchange and Contribution Agreement, the portion of the aggregate principal amount outstanding under the Term Loan Agreement that is held by Solace as of the date of the Merger Agreement, together with accrued interest thereon, will be exchanged for new mandatory convertible preferred shares of Holdco that have an aggregate liquidation preference equal to the principal and accrued interest exchanged by Solace.

On April 13, 2017, Solace Forbes, along with certain other holders of Common Stock, entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”).  Under the Registration Rights Agreement, Solace Forbes has certain demand, shelf and piggyback registration rights with respect to the Common Stock. This Registration Rights Agreement will be terminated as of the Effective Time and Solace will enter into a new stockholders and registration rights agreement with Holdco at such time.

The foregoing descriptions of the Indenture, Term Loan Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Indenture, Term Loan Agreement and Registration Rights Agreement, respectively, complete copies of which are attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 4, 2018, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2017, and Exhibit 10.1 to the Issuer’s Registration Statement filed on Form 8-A filed with the SEC on April 18, 2017, respectively, and are each incorporated into this Item 6 by reference.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description
1
Joint Filing Agreement pursuant to Rule 13d-1(k), dated as of December 30, 2019, by and among Solace Capital Partners, L.P., Solace General Partner LLC, Solace Capital Special Situations Fund, L.P. and Solace Forbes Holdings

7.1
Voting and Support Agreement, dated as of December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd. and Solace Capital Partners, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2019).

7.2
Exchange and Contribution Agreement, dated as of December 18, 2019, by and among Forbes Energy Services Ltd., Spieth Newco, Inc., Ascribe Capital LLC, and Solace Capital Partners, L.P. (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2019).

7.3
Indenture for 5.00% Subordinated Convertible PIK Notes due 2020, dated as of March 4, 2019, by and between Forbes Energy Services Ltd. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2018).

7.4
Loan and Security Agreement, dated as of April 13, 2017, by and among by and among the Forbes Energy Services Ltd., Forbes Energy Services LLC, Forbes Energy International, LLC, TX Energy Services, LLC, C.C. Forbes, LLC, Cretic Energy Services, LLC, Wilmington Trust, National Association and the lenders from time to time thereto, as amended by Amendment No. 1 to Loan and Security Agreement and Pledge and Security Agreement, dated as of November 16, 2018 and Amendment No. 2 to Loan and Security Agreement, dated as of May 28, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2017).

CUSIP No. 345143200	SCHEDULE 13D	Page 10 of 11 Pages

7.5
Registration Rights Agreement by and among Forbes Energy Services Ltd. and certain holders identified therein dated as of April 13, 2017 (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement filed on Form 8-A filed with the SEC on April 18, 2017).

SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 30, 2019

Solace Capital Partners, L.P.

By:	/s/ Xavier Corzo
Name:	Xavier Corzo
Title:	Principal, Chief Financial Officers & Chief Compliance Officer

Solace General Partner LLC

By:	/s/ Xavier Corzo
Name:	Xavier Corzo
Title:	Principal, Chief Financial Officers & Chief Compliance Officer

Solace Capital Special Situations Fund, L.P.

By Solace Capital Partners, L.P., its investment manager
By:	/s/ Xavier Corzo
Name:	Xavier Corzo
Title:	Principal, Chief Financial Officers & Chief Compliance Officer

Solace Forbes Holdings LLC

By Solace Capital Partners, L.P., its Manager
By:	/s/ Xavier Corzo
Name:	Xavier Corzo
Title:	Principal, Chief Financial Officers & Chief Compliance Officer